                                                                  EXHIBIT (a)(1)
                     OFFER TO EXCHANGE OUTSTANDING OPTIONS
          TO PURCHASE SHARES OF COMMON STOCK OF RADIANT SYSTEMS, INC.
                     GRANTED ON OR AFTER DECEMBER 20, 1995


                    THE OFFER AND WITHDRAWAL RIGHTS EXPIRE
             AT 12:00 MIDNIGHT, EASTERN TIME ON NOVEMBER 21, 2001,
                         UNLESS THE OFFER IS EXTENDED


     Radiant Systems, Inc., which we refer to as "we," "the company" or "Radiant," is offering employees the opportunity to exchange certain outstanding stock options to purchase shares of our common stock granted under our Amended and Restated 1995 Stock Option Plan (the "Option Plan"), that were granted on or after December 20, 1995 for new options we will grant under the Option Plan. We are making this offer upon the terms and subject to the conditions set forth in this offer to exchange and in the letter of transmittal (which together, as they may be amended from time to time, constitute the "offer"). The number of shares of common stock subject to new options to be granted to each option holder will be equal to the number of shares subject to the options tendered by such option holder and accepted for exchange by us. We will grant the new options on or about the first business day which is at least six months and one day following the date we cancel the options accepted by us for exchange. You may tender options for all or part of the shares of common stock subject to your options as long as you tender in full options under any particular grant. In other words, no partial tenders of any particular option grant may be made. In addition, if you tender any of your options for exchange, you will be required to also tender all options granted to you during the six months immediately prior to the date we commenced this offer which have an exercise price lower than the exercise price of any other options being tendered.

     This offer is not conditioned upon a minimum number of options being tendered. This offer is subject to conditions which we describe in Section 6 of this offer to exchange.

     If you tender options for exchange as described in the offer, we will grant you new options under the Option Plan and a new option agreement between us and you. The exercise price of the new options will be equal to the fair market value on the date of grant, as determined by the last reported sale price during regular trading hours of our common stock on the Nasdaq National Market on the grant date. The new options, unlike the options you may tender for exchange, will vest one-third on the first three anniversaries of the date of grant.

     Although our Board of Directors has approved this offer, neither we nor our Board of Directors makes any recommendation as to whether you should tender or refrain from tendering your options for exchange. You must make your own decision whether to tender your options. Radiant is not making this offer to any members of the company-wide Leadership Team, defined as specified directors, vice-presidents and executive team members and, therefore, they will not tender their options pursuant to this Offer to Exchange.

     Shares of our common stock are quoted on the Nasdaq National Market under the symbol "RADS." On October 22, 2001, the last reported sale price of the common stock on the Nasdaq National Market was $5.87 per share. We recommend that you obtain current market quotations for our common stock before deciding whether to tender your options.

     You should direct questions about this offer or requests for assistance or for additional copies of the offer to exchange or the letter of transmittal to Radiant Systems, Inc., Attention: Hilary Love, Stock Plan Administrator, 3925 Brookside Parkway, Alpharetta, Georgia 30022 (telephone: (770) 576-6337, facsimile: (770) 360-7589 and e-mail: hlove@radiantsystems.com).


                                   IMPORTANT

     If you wish to tender your options for exchange, you must complete and sign the attached letter of transmittal in accordance with its instructions, and mail or otherwise deliver it and any other required documents to us no later than 12:00 midnight, eastern time on November 21, 2001, at Radiant Systems, Inc.,
Attention: Hilary Love, Stock Plan Administrator, 3925 Brookside Parkway, Alpharetta, Georgia 30022 or fax it and any required documents to us at (770) 360-7589. Delivery by e-mail will not be accepted.

     We are not making this offer to, nor will we accept any tender of options from or on behalf of, option holders in any jurisdiction in which the offer or the acceptance of any tender of options would not be in compliance with the laws of such jurisdiction. However, we may, at our discretion, take any actions necessary for us to make this offer to option holders in any such jurisdiction.

     We have not authorized any person to make any recommendation on our behalf as to whether you should tender or refrain from tendering your options pursuant to the offer. You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to give you any information or to make any representation in connection with this offer other than the information and representations contained in this document or in the related letter of transmittal. If anyone makes any recommendation or representation to you or gives you any information, you must not rely upon that recommendation, representation or information as having been authorized by us.

                               TABLE OF CONTENTS

Summary Term Sheet.................................................................................      1
Certain Risks of Participating in The Offer........................................................      7
Economic Risks.....................................................................................      7
Tax-Related Risks for U.S. Residents...............................................................      8
Business-Related Risks.............................................................................      8
Introduction.......................................................................................      8
The Offer..........................................................................................      9
  1.  Number of Options; Expiration Date...........................................................      9
  2.  Purpose of the Offer.........................................................................     11
  3.  Procedures for Tendering Options.............................................................     13
  4.  Withdrawal Rights............................................................................     14
  5.  Acceptance of Options for Exchange and Issuance of New Options...............................     14
  6.  Conditions of the Offer......................................................................     16
  7.  Price Range of Common Stock Underlying the Options...........................................     17
  8.  Source and Amount of Consideration; Terms of New Options.....................................     18
  9.  Information Concerning Radiant Systems, Inc..................................................     21
  10. Interests of Directors and Officers; Transactions and Arrangements Concerning the Options....     24
  11. Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer..........     24
  12. Legal Matters; Regulatory Approvals..........................................................     25
  13. Material U.S. Federal Income Tax Consequences................................................     25
  14. Certain Tax Consequences for Non-U.S.-Based Employees........................................     27
  15. Extension of Offer; Termination; Amendment...................................................     27
  16. Fees and Expenses............................................................................     29
  17. Additional Information.......................................................................     29
  18. Forward Looking Statements; Miscellaneous....................................................     30

Schedule A -- Information Concerning the Directors and Executive Officers of
              Radiant Systems, Inc.................................................................    A-1

                              SUMMARY TERM SHEET

     The following are answers to some of the questions that you may have about this offer. We urge you to read carefully the remainder of this offer to exchange and the accompanying letter of transmittal because the information in this summary is not complete, and additional important information is contained in the remainder of this offer to exchange and the letter of transmittal. We have included references to the relevant sections in this offer to exchange where you can find a more complete description of the topics in this summary.

What Securities Are We Offering To Exchange?

     We are offering to exchange stock options held by eligible employees that were granted on or after December 20, 1995 which are outstanding under our Option Plan, or any lesser number of options that option holders properly tender in the offer, for new options under the Option Plan. (Section 1.)

Why Are We Making The Offer?

     Retention of our employees is one of the keys to our continued growth and success. The offer provides an opportunity for us to offer these employees a valuable incentive to stay with our company. Many of our outstanding options, whether or not they are currently exercisable, have exercise prices that are significantly higher than the current market price of our common stock. We believe these options are unlikely to be exercised in the foreseeable future. By making this offer to exchange outstanding options for new options that will (1) have an exercise price equal to the fair market value of our common stock on the grant date, and (2) generally vest in one-third increments on each of the first three anniversary dates of the grant date, we intend to provide our employees with the benefit of owning options that over time may have a greater potential to increase in value, create better performance incentives for employees and thereby maximize shareholder value. (Section 2.)

Why Don't We Simply Reprice The Current Options?

     "Repricing" existing options would result in variable accounting for such options, which may require us for financial reporting purposes to record additional compensation expense each quarter until such repriced options are exercised, cancelled or expired.

What Are The Conditions To The Offer?

     The offer is not conditioned upon a minimum number of options being tendered. However, the offer is subject to a number of other conditions with regard to events that could occur prior to the expiration of the offer. These events include, among other things, a change in accounting principles, a lawsuit challenging the tender offer, a third-party tender offer for our common stock or other acquisition proposal or a change in your employment status with us. These and various other conditions are more fully described in Section 6.

Who Is Eligible To Participate In The Offer?

     The offer is available to employees, other than Leadership Team members, who had options that were granted on or after December 20, 1995. (Section 1.). As of October 23, 2001, outstanding options to purchase 2,538,767 shares of our common stock granted on or after December 20, 1995 were held by non-Leadership Team members.

Are There Any Eligibility Requirements I Must Satisfy After The Expiration Date Of The Offer To Receive The New Options?

     To receive a grant of new options pursuant to the offer and under the terms of the Option Plan, you must be an employee of Radiant or one of our subsidiaries from the date you tender options through the date we grant the new options. As discussed below, we will not grant the new options until the first business day which is at least six months and one day following the date we cancel the tendered options accepted for exchange. If, for any reason, you are not an employee of Radiant Systems, Inc. or one of our subsidiaries from the date you tender options through the date we grant the new options, you will not receive any new options or any other consideration in exchange for your tendered options that have been accepted for exchange. (section 5.)

How Many New Options Will I Receive In Exchange For My Tendered Options?

     Subject to the terms of this offer, we will grant you new options to purchase the number of shares of our common stock which is equal to the number of shares of common stock subject to the options you tender that we accept for exchange. Options granted under our Option Plan and exchanged for new options will be replaced with options granted under our Option Plan, unless prevented by law or applicable regulations. All new options will be subject to a new option agreement which will be in substantially the same form as the option agreement or agreements attached as Exhibit (d)(5) to the Tender Offer Statement on Schedule TO filed by us with the Securities and Exchange Commission on October 24, 2001. You must execute the new option agreement prior to receiving new options.

If I Choose To Tender Options For Exchange, Do I Have To Tender All My Options?

     You may tender options for all or part of the shares of common stock subject to your options as long as you tender in full options under any particular grant. In other words, no partial tenders of any particular option grant may be made. In addition, you will be required to tender all option grants that you received during the six months immediately prior to the date we commenced this offer that have an exercise price lower than the exercise price of any other options to be tendered. For example, if you received an option grant in October 2000 with an exercise price of $21.50 per share and a grant in August 2001 at an exercise price of $8.75 per share and you want to tender your October 2000 option grant, you will also be required to tender your August 2001 grant for exchange. (Section 1.)

When Will I Receive My New Options?

     We will grant the new options on the first business day that is at least six months and one day after the date that we cancel the options accepted for exchange. For example, if we cancel the tendered options accepted for exchange on November 23, 2001, the business day following the scheduled expiration date, the grant date of the new options will be on or about May 29, 2002. However, if you are not an employee of Radiant Systems, Inc. or one of our subsidiaries from the date you tender options through the date we grant the new options, you will not receive any new options or any other consideration in exchange for your tendered options that have been accepted for exchange. (Section 5.)

Why Won't I Receive My New Options Immediately After The Expiration Date Of The Offer?

     If we were to grant the new options on any date which is earlier than six months and one day after the date we cancel the options tendered for exchange, we would be required for financial reporting purposes to record compensation expense against our earnings. (Section 5.) By deferring the grant of the new options for at least six months and a day, we believe we will not have to record such a compensation expense.

If I Tender Options In The Offer, Will I Be Eligible To Receive Other Option Grants Before I Receive My New Options?

     No. If we accept eligible options you tender in the offer, you will not receive any new options, such as annual, bonus or promotional options, for which you may otherwise be eligible, until the date we grant the replacement options for those tendered in the offer. We will defer the grant to you of these other options because we have determined that doing so is necessary to avoid incurring compensation expense against our earnings because of accounting rules that could apply to any interim option grants as a result of the offer. (Section 5.)

Will I Be Required To Give Up All My Rights To The Cancelled Options?

     Yes. Once we have accepted options tendered by you, your options will be cancelled and you will no longer have any rights under those options. (Section 5.)

What Will The Exercise Price Of The New Options Be?

     The exercise price of the new options will equal the fair market value of our common stock on the date we grant the new options, as determined based upon the last reported sale price of our common stock on the Nasdaq National Market on the date we grant the new options. Accordingly, we cannot predict the exercise price of the new options. However, because we will not grant new options until at least six months and one day after the date we cancel tendered options accepted for exchange, the new options may have a higher exercise price than some or all of your current options. We recommend that you obtain current market quotations for our common stock before deciding whether to tender your options. (section 8.)

When Will The New Options Vest?

     The new options, unlike the outstanding options generally will vest one-third on each of the first three anniversaries of the date of grant under the terms of the Option Plan and a new option agreement. The vesting schedule of the new options will not begin until the grant date of those options.
Therefore, even if the options you tender are fully or partially vested, the new options you receive generally will be subject to the new three-year vesting period described above.

Does The Commencement Of A New Vesting Period Under The New Options Mean That I Would Have To Wait A Longer Period Before I Can Purchase Common Stock Under My Options?

     Potentially. Because any new options you receive will not be vested, you will lose the benefits of any vesting under eligible options you tender in the offer. As described above, no portion of the new options we grant will be immediately vested, even if the eligible options you tender for exchange are fully or partially vested. The vesting schedule of the new options will not begin until the grant date of those options. Because the new options will not begin vesting until the grant date, which is at least six months and a day after the date we cancel tendered options, you generally will not be able to purchase our common stock upon exercise of any of the new options until at least 12 months and a day after the new grant date.

What If We Enter Into A Change Of Control Or Similar Transaction?

     We are reserving the right to take any actions we deem necessary or appropriate to complete a change of control transaction that our board of directors believes is in the best interest of our company and our shareholders. This could include terminating your right to receive new options under this offer to exchange. If we were to terminate your right to receive new options under this offer in connection with such a transaction, employees who have tendered options for cancellation pursuant to this offer would not receive options to purchase securities of the acquiror or any other consideration for their tendered options. (Section 2.)

Will I Have To Pay Taxes If I Exchange My Options In The Offer?

     If you exchange your current options for new options, we believe that you will not be required under current law to recognize income for U.S. income tax purposes as a result of the exchange. Neither the tender of your options nor the grant of new options should, under current law, result in income for U.S. income tax purposes. If you are an Australian resident employee of Radiant or one of our subsidiaries and you exchange your options pursuant to the offer, the circumstances will vary on whether the exchange will be a taxable event to you. However, we recommend that you consult with your own tax adviser to determine the tax consequences of tendering options pursuant to this offer. (Sections 13 and 14.)

     If your current options are incentive stock options, your new options will be granted as incentive stock options to the maximum extent they qualify as incentive stock options under the tax laws on the date of the grant. Among other requirements, for options to qualify as incentive stock options under the current U.S. tax laws, the value of shares subject to options that first become exercisable by the option holder in any calendar year cannot exceed $100,000, as determined using the fair market value of the stock subject to the option as of the grant date. The excess value is deemed to be subject to a non-qualified stock option, which is an option that is not qualified to be an incentive stock option under the current tax laws.

     You should note that there is a risk that any incentive stock option you hold may be affected, even if you do not participate in the exchange. We believe that the option exchange program will not change any of the terms of your existing options for U.S. federal income tax purposes if you do not participate in the option exchange program. However, the Internal Revenue Service (the "IRS") may characterize your right to tender your existing incentive stock options under the option exchange program as a "modification" of those incentive stock options, even if you decline to participate. A successful assertion by the IRS that your incentive stock options are modified could extend the holding period required for an incentive stock option to qualify for favorable tax treatment. Accordingly, to the extent you dispose of your incentive stock option shares prior to the lapse of the new extended holding period, your incentive stock option could be taxed similarly to a nonqualified stock option. (Section 13.)

What Happens To Options That I Choose Not To Tender Or That Are Not Accepted For Exchange?

     Options that you choose not to tender for exchange or that we do not accept for exchange remain outstanding and retain their current exercise price and current vesting schedule. However, if you tender any options for exchange, you will be required to also tender all option grants that you received during the six months immediately prior to the date we commenced this offer which have an exercise price lower than the exercise price of any other options being tendered.

When Does The Offer Expire? Can The Offer Be Extended, And If So, How Will I Be Notified If It Is Extended?

     The offer expires on November 21, 2001, at 12:00 midnight, Eastern time, unless we extend it.

     Although we do not currently intend to do so, we may, in our discretion, extend the offer at any time. If the offer is extended, we will make a public announcement of the extension no later than 9:00 a.m. on the next business day following the previously scheduled expiration of the offer period. If the offer is extended, then the grant date of the new options will also be extended. (Section 15.)

How Do I Tender My Options?

     If you decide to tender your options, you must deliver, before 12:00 midnight, Eastern time, on November 21, 2001, a properly completed and duly executed letter of transmittal and any other documents required by the letter of transmittal to Radiant Systems, Inc., Attention: Hilary Love, 3925 Brookside Parkway, Alpharetta, Georgia 30022 (facsimile: (770) 360-7589). We will only accept a paper copy or a facsimile copy of your executed letter of transmittal. Delivery by e-mail will not be accepted.

     If the offer is extended by us beyond November 21, 2001, you must deliver these documents before the extended expiration of the offer.

     We reserve the right to reject any or all tenders of options that we determine are not in appropriate form or that we determine are unlawful to accept. Otherwise, we expect to accept all properly and timely tendered options which are not validly withdrawn. Subject to our rights to extend, terminate and amend the offer, we currently expect that we will accept all such properly tendered options promptly after the expiration of the offer. (Section 5.)

During What Period Of Time May I Withdraw Previously Tendered Options?

     You may withdraw your tendered options at any time before 12:00 midnight, Eastern time, on November 21, 2001. If we extend the offer beyond that time, you may withdraw your tendered options at any time until the extended expiration of the offer. You also may withdraw your tendered options after the expiration of 40 business days from the commencement of the offer (that is, December 19, 2001) if we have not yet accepted the options for payment. To withdraw tendered options, you must deliver to us a written notice of withdrawal, or a facsimile thereof, with the required information while you still have the right to withdraw the tendered options.

     Once you have withdrawn options, you may re-tender options only by again following the delivery procedures described above prior to the expiration of the offer. (Section 4.)

What Do We And Our Board Of Directors Think Of The Offer?

     Although our board of directors has approved this offer, neither we nor our board of directors makes any recommendation as to whether you should tender or refrain from tendering your options. You must make your own decision whether to tender options. (Section 10.)

Who Can I Talk To If I Have Questions About The Offer?

     For additional information or assistance, you should contact:
     Radiant Systems, Inc.
     Attention:  Hilary Love
     3925 Brookside Parkway
     Alpharetta, Georgia  30022
     telephone: (770) 576-6337
     facsimile: (770) 360-7589
     e-mail: hlove@radiantsystems.com


                   CERTAIN RISKS OF PARTICIPATING IN THE OFFER

     Participation in the offer involves a number of potential risks, including those described below. This list briefly highlights some of the risks and is necessarily incomplete. Eligible participants should carefully consider these and other risks and are encouraged to speak with an investment and tax adviser as necessary before deciding to participate in the offer. In addition, we strongly urge you to read the rest of this offer to exchange, along with the related documents before deciding to participate in the exchange offer. The list of risks does not include certain risks that may apply to employees who live and work outside of the United States; again, we urge you to read Section 14 of this offer to exchange, which discusses tax consequences in the Australia, as well as the rest of the offer to exchange and related documents for a fuller discussion of the risks which may apply to you. You should consult with an investment and tax adviser as necessary before deciding to participate in this exchange offer.


                                ECONOMIC RISKS

Participation In The Offer Will Make You Ineligible To Receive Any Option Grants Until May 29, 2002 At The Earliest.

     Employees are generally eligible to receive option grants at any time that the board of directors or compensation committee chooses to make them. However, if you participate in the offer, you will not be eligible to receive any option grants until May 29, 2002 at the earliest.

If The Stock Price Increases After The Date Your Tendered Options Are Cancelled, Your Cancelled Options Might Have Been Worth More Than The New Options That You Have Received In Exchange For Them.

     For example, if you cancel options with an exercise price of $15.00, and our stock appreciates to $20.00 when the new option grants are made, your option will have a higher exercise price than the cancelled option.

If Your Employment Terminates Prior To The Grant Of The New Option, You Will Receive Neither A New Option Nor The Return Of Your Cancelled Option.

     Once your option is cancelled, it is gone for good. Accordingly, if your employment terminates for any reason prior to the grant of the new option, you will have the benefit of neither the cancelled option nor the new option. The offer does not involve any guarantee of employment for any period.

If We Enter Into A Change Of Control Transaction, You May Not Receive New Option Grants.

     We reserve the right to take any actions we deem necessary or appropriate to complete a change of control transaction that our board of directors believes is in the best interest of our company and our shareholders. This could include terminating your right to receive new options under this offer to exchange. We will not grant new options to you if we are prohibited by applicable law or regulations (such as SEC rules, regulations or policies or Nasdaq requirements).

                     TAX-RELATED RISKS FOR U.S. RESIDENTS

Your New Option May Be A Nonstatutory Stock Option, Whereas Your Cancelled Option May Have Been An Incentive Stock Option.

     If your cancelled options were incentive stock options, your new options will be incentive stock options, but only to the extent they qualify under the Internal Revenue Code of 1986, as amended (the "Code"). Among other requirements, for options to qualify as incentive stock options, the value of shares subject to options that first become exercisable by the option holder in any calendar year cannot exceed $100,000, as determined using the fair market value of the stock subject to the option as of the grant date. It is possible that by participating in this exchange, your options will exceed this limit and will be treated as nonstatutory stock options. In general, nonstatutory stock options are less favorable to you from a tax perspective. For more detailed information, please read the rest of the offer to exchange, and see Section 13 of this offer to exchange.


                            BUSINESS RELATED RISKS

     For a description of risks related to our business, please see Section 18 of this offer to exchange.


                                 INTRODUCTION

     We are offering to exchange outstanding options to purchase shares of our common stock granted under our Amended and Restated 1995 Stock Option Plan (the "Option Plan"), for new options that we will grant under the Option Plan. Members of our Leadership Team are not eligible to participate in this exchange offer. We are making this offer upon the terms and subject to the conditions set forth in this offer to exchange and letter of transmittal (which together, as they may be amended from time to time, constitute the "offer"). The number of shares of common stock subject to new options to be granted to each option holder will be equal to the number of shares subject to the options tendered by such option holder and accepted for exchange by us. We will grant the new options on or about the first business day which is at least six months and one day following the date we cancel the options accepted for exchange by us. If you tender options for exchange, we will grant you new options under the terms of the Option Plan and a new option agreement between us and you. This offer is not conditioned upon a minimum number of options being tendered by employees. You may tender options for all or part of the shares of common stock subject to your options as long as you tender in full options under any particular grant. In addition, if you tender an option grant for exchange, you will be required to also tender for exchange all option grants that you received during the six months immediately prior to the date we commenced this offer with an exercise price lower than the exercise price of any other options being tendered. If you attempt to tender some of your options but do not include all of the options granted to you during the six months immediately prior to the date we commenced this offer with an exercise price lower than that exercise price of any other options being tendered, your entire tender will be rejected. In addition, this offer is subject to conditions which we describe in this offer to exchange.

     If you tender options granted under the Option Plan for exchange, subject to the terms of this offer, you will be granted new options under our Option Plan, unless prevented by law or applicable regulations. A new option agreement will be entered into between us and you. The exercise price of the new options will be the fair market value of our common stock on the grant date, which will be determined by the last sale price during regular trading hours of our common stock on the Nasdaq National Market the day of the grant of the new options.
The new options generally will vest in one-third increments on the first three anniversary dates of the grant date.

     As of October 23, 2001 options to purchase 4,999,276 shares of our common stock were issued and outstanding under the Option Plan. Of these options, options to purchase 2,538,767 shares of our common stock were granted on or after December 20, 1995 and were held by eligible employees. The shares of common stock issuable upon exercise of options we are offering to exchange represent approximately 51% of the total shares of common stock issuable upon exercise of all options outstanding under the Option Plan as of October 23, 2001.

     All options accepted by us pursuant to this offer will be cancelled and employees will have no further rights with respect to such cancelled options.

                                   THE OFFER

1.   Number Of Options; Expiration Date.

     Upon the terms and subject to the conditions of the offer, we are offering to exchange for new options to purchase common stock under the Option Plan in return for all eligible outstanding options under the Option Plan that are properly tendered and not validly withdrawn in accordance with Section 4 before the "expiration date," as defined below. Eligible outstanding options are all options that were granted on or after December 20, 1995. Members of our Leadership Team are not eligible to participate in this exchange offer. You may tender options for all or part of the shares of common stock subject to your options as long as you tender in full options under any particular option grant. In addition, if you tender an option grant for exchange, you will be required to also tender all option grants that you received during the six months immediately prior to the date we commenced this offer with an exercise price lower than the exercise price of any other options being tendered.

     If your options are properly tendered and accepted for exchange, you will be entitled to receive new options to purchase the number of shares of our common stock which is equal to the number of shares subject to the options or portion thereof that you tendered, subject to adjustments for any stock splits, stock dividends and similar events. All new options granted in exchange for options granted under the Option Plan will be subject to the terms of the Option Plan and to a new option agreement between us and you. If you are not an employee of Radiant Systems, Inc. or one of our subsidiaries from the date you tender options through the date we grant the new options, you will not receive any new options or any other consideration in exchange for your tendered options that have been accepted for exchange. This means that if you die or quit or we terminate your employment, with or without cause, prior to the date we grant the new options for any reason, you will not receive anything for the options that you tendered and we cancelled. Nothing in the terms of this offer or the Option Plan requires us to continue your employment for any specified period of time.

     The term "expiration date" means 12:00 midnight, Eastern time, on November 21, 2001, unless and until we, in our discretion, have extended the period of time during which the offer will remain open, in which event the term "expiration date" refers to the latest time and date at which the offer, as so extended, expires. See Section 15 for a description of our rights to extend, delay, terminate and amend the offer.

     If we decide to take any of the following actions, we will publish notice or otherwise inform you in writing of such action:

     (a) We increase or decrease the amount of consideration offered for the eligible options;

     (b) We decrease the number of options eligible to be tendered in the offer; or

     (c) We increase the number of options eligible to be tendered in the offer by an amount that exceeds 2% of the shares of common stock issuable upon exercise of the options that are subject to the offer immediately prior to the increase.

     If the offer is scheduled to expire at any time earlier than the 10th business day from, and including, the date that notice of such increase or decrease is first published, sent or given in the manner specified in Section 15, we will extend the offer so that the offer is open at least 10 business days following the publication, sending or giving of notice.

     We will also notify you of any other material change in the information contained in this offer to exchange.

     For purposes of the offer, a "business day" means any day other than a Saturday, Sunday or U.S. federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, Eastern time.

2.  Purpose Of The Offer.

     We issued or assumed the options outstanding under the Option Plan for the following purposes:

     . To encourage and enable our employees to acquire or increase their holdings of common stock and other proprietary interest in us, in order to promote a closer identification of their interests with those of Radiant and our shareholders and to encourage participants to enhance the efficiency, soundness, profitability, growth and shareholder value of Radiant; and

     .  To encourage our employees to continue their employment with Radiant.

     Retention of our employees is one of the keys to our continued growth and success. The offer provides an opportunity for us to offer these employees an incentive to stay with our company. Many of our outstanding options, whether or not they are currently exercisable, have exercise prices that are significantly higher than the current market price of our common stock. We believe these options are unlikely to be exercised in the foreseeable future. By making this offer to exchange outstanding options for new options that will have an exercise price equal to the fair market value of our common stock on the grant date, we intend to provide our employees with the benefit of owning options that over time may have a greater potential to increase in value, create better performance incentives for employees and thereby maximize shareholder value.

     Our stock price could increase (or decrease) between the date of this offer and the date we intend to grant the new options, due to a change of control transaction or other factors or events, and the exercise price of the new options, if awarded, could be higher (or lower) than the exercise price of eligible options you elect to have cancelled as part of this offer. As outlined in Section 8, the exercise price of any new options granted to you in return for your tendered options will be at the fair market value of our common stock on the date of that grant. You will be at risk of any such increase in our stock price during the period prior to the grant date of the new options for these or any other reasons.

     We are also reserving the right to take any actions we deem necessary or appropriate to complete a change of control transaction that our board of directors believes is in the best interest of our company and our shareholders. This could include terminating your right to receive new options under this offer to exchange. If we were to terminate your right to receive new options under this offer in connection with such a transaction, employees who have tendered options for cancellation pursuant to this offer would not receive options to purchase securities of the acquiror or any other consideration for their tendered options.

     Except as otherwise disclosed in this offer to exchange or in our filings with the SEC, we presently have no plans or proposals that relate to or would result in:

     (a) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving us or any of our subsidiaries;

     (b) Any purchase, sale or transfer of a material amount of our assets or the assets of any of our subsidiaries;

     (c) Any material change in our present dividend rate or policy, or our indebtedness or capitalization;

     (d) Any change in our present board of directors or management, including a change in the number or term of directors or to fill any existing board vacancies or to change any executive officer's material terms of employment;

     (e)  Any other material change in our corporate structure or business;

     (f) Our common stock not being authorized for quotation in an automated quotation system operated by a national securities association;

     (g) Our common stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act;

     (h) The suspension of our obligation to file reports pursuant to Section 15(d) of the Exchange Act;

     (i) The acquisition by any person of any material amount of our securities or the disposition of any material amount of our securities; or

     (j) Any change in our certificate of incorporation or bylaws, or any actions which may impede the acquisition of control of us by any person.

     Neither we nor our board of directors makes any recommendation as to whether you should tender your options, nor have we authorized any person to make any such recommendation. Note that the new options may have a higher exercise price than some or all of your current options. You are urged to evaluate carefully all of the information in this offer to exchange and to consult your own investment and tax advisers.

     You must make your own decision whether to tender your options for exchange.

3.   Procedures For Tendering Options.

     Proper Tender of Options.  To validly tender your options pursuant to the
     ------------------------
offer, you must, in accordance with the terms of this offer to exchange and the letter of transmittal, properly complete, duly execute and deliver to us the letter of transmittal, or a facsimile thereof, along with any other required documents. We will only accept a properly executed paper copy or a facsimile copy of your letter of transmittal and any other required documents. We will not accept delivery by e-mail. We must receive all of the required documents at 3925 Brookside Parkway, Alpharetta, Georgia 30022, Attention: Hilary Love, Stock Plan Administrator (facsimile: (770) 360-7589), before the expiration date. Your new options will be granted on a date at least six months and one day after the date that we cancel the tendered options accepted for exchange.

     A copy of the letter of transmittal has been distributed with this offer to exchange.

     The method of delivery of all documents, including letters of transmittal and any other required documents, is at the election and risk of the tendering option holder. If delivery is by mail, we recommend that you use registered mail with return receipt requested. In all cases, you should allow sufficient time to ensure timely delivery. Your options will not be considered tendered until we receive them. We will not accept delivery by e-mail.

     Determination of Validity; Rejection of Options; Waiver of Defects; No
     ----------------------------------------------------------------------
Obligation to Give Notice of Defects.  We will determine, in our discretion, all
------------------------------------
questions as to form of documents and the validity, form, eligibility, including time of receipt, and acceptance of any tender of options. Our determination of these matters will be final and binding on all parties. We may reject any or all tenders of options that we determine are not in appropriate form or that we determine are unlawful to accept. Otherwise, we expect to accept all properly and timely tendered options which are not validly withdrawn. We may also waive any of the conditions of the offer or any defect or irregularity in any tender with respect to any particular options or any particular option holder, which if we waive for any option holder we will waive for all option holders. No tender of options will be deemed to have been properly made until all defects or irregularities have been cured by the tendering option holder or waived by us. Neither we nor any other person is obligated to give notice of any defects or irregularities in tenders, and no one will be liable for failing to give notice of any defects or irregularities.

     Our Acceptance Constitutes an Agreement.  Your tender of options pursuant
     ---------------------------------------
to the procedures described above constitutes your acceptance of the terms and conditions of the offer. Our acceptance for exchange of your options tendered by you pursuant to the offer will constitute a binding agreement between us and you upon the terms and subject to the conditions of the offer.

     Subject to our rights to extend, terminate and amend the offer, we currently expect that we will accept promptly after the expiration of the offer all properly tendered options that have not been validly withdrawn.

4.   Withdrawal Rights.

     You may only withdraw your tendered options in accordance with the provisions of this Section 4.

     You may withdraw your tendered options at any time before the expiration date. If the offer is extended by us beyond that time, you may withdraw your tendered options at any time until the extended expiration of the offer. Further, you may withdraw your tendered options after the expiration of 40 business days from the commencement of the offer (that is, December 19, 2001) if we have not yet accepted the options for payment.

     To validly withdraw tendered options, you must deliver to us at the address or facsimile number set forth in Section 3 a notice of withdrawal, or a facsimile thereof, with the required information, while you still have the right to withdraw the tendered options. Except as described in the following sentence, the notice of withdrawal must be executed by the option holder who tendered the options to be withdrawn exactly as such option holder's name appears on the option agreement or agreements evidencing such options. If the signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or another person acting in a fiduciary or representative capacity, the signer's full title and proper evidence of the authority of such person to act in such capacity must be indicated on the notice of withdrawal.

     You may not rescind any withdrawal, and any options you withdraw will thereafter be deemed not properly tendered for purposes of the offer, unless you properly re-tender those options before the expiration date by following the procedures described in Section 3.

     To validly change your election regarding the tender of options but continue to elect to tender some of your options, you must deliver a new letter of transmittal at the address or facsimile number set forth in Section 3. If you deliver a new letter of transmittal, it will replace any previously submitted letter of transmittal, which will be disregarded.

     Neither we nor any other person is obligated to give notice of any defects or irregularities in any notice of withdrawal, nor will we incur any liability for failure to give any such notice. We will determine, in our discretion, all questions as to the form and validity, including time of receipt, of notices of withdrawal. Our determination of these matters will be final and binding.

5.   Acceptance Of Options For Exchange And Issuance Of New Options.

Upon the terms and subject to the conditions of this offer and as promptly as practicable following the expiration date, we expect to accept for exchange and cancel options properly tendered and not validly withdrawn before the expiration date. Subject to the terms and conditions of this offer, if your options are properly tendered and accepted for exchange, these options will be cancelled as of the date of our acceptance and you will be granted new options on or about the first business day that is at least six months and a day after the date we cancel the options accepted for exchange. If we cancel options accepted for exchange on November 23, 2001, you will be granted new options on or about May 29, 2002, which is the first business day that is at least six months and one day following the date we intend to cancel options accepted for exchange. If the offer is extended, then the grant date of the new options will also be extended.

     Action of our board of directors or compensation committee is necessary to authorize the grant of the new options to be awarded in exchange for tendered options. Although we anticipate that such action will be taken promptly in order for the grant of the new options to be made as soon as possible after the expiration of the six-month period following cancellation of the options accepted for exchange, we cannot provide assurance that the issuance of the new options will not be significantly delayed beyond the projected grant date as a result of the need for such action by the board or the compensation committee.

     If we accept and cancel the options you tender in connection with the offer, the grant date and the pricing of any additional options that we may decide to grant to you, such as annual, bonus or promotional options, will be deferred until a date that is at least six months and a day from the date the tendered options are cancelled. We have determined that it is necessary for us to defer the grant date and pricing of any such additional options to avoid incurring compensation expense against our earnings because of accounting rules that would apply to these interim option grants as a result of the offer.

     Your new options will entitle you to purchase a number of shares of our common stock which is equal to the number of shares subject to the options or portion thereof you tender, subject to adjustments for any stock splits, stock dividends and similar events.

     Please note, however, that if you are not an employee of Radiant Systems, Inc. or one of our subsidiaries from the date you tender options through the date we grant the new options, you will not receive any new options or any other consideration in exchange for your tendered options that have been accepted for exchange. The offer does not involve any guarantee of employment for any period. Your employment with Radiant or one of our subsidiaries remains "at will" and may be terminated at any time by either you or Radiant (or one of our subsidiaries, as applicable), with or without cause or notice, subject to the provisions of applicable law.

     We will take any actions we deem necessary to complete a change of control transaction that our board of directors believes is in the best interest of our company and our shareholders. This could include terminating your right to receive new options under this offer to exchange.

     For purposes of the offer, we will be deemed to have accepted for exchange options that are validly tendered and not properly withdrawn, if and when we give oral or written notice to the option holders of our acceptance for exchange of such options, which may be by press release. Subject to our rights to extend, terminate and amend the offer, we currently expect that we will accept promptly after the expiration of the offer all properly tendered options that are not validly withdrawn. Promptly after we accept tendered options for exchange, we will send each tendering option holder a letter indicating the number of shares subject to the options that we have accepted for exchange, the corresponding number of shares that will be subject to the new options and the expected grant date of the new options.

6.   Conditions Of The Offer.

     Notwithstanding any other provisions of this offer, we will not be required to accept any options tendered for exchange, and we may terminate or amend the offer, or postpone our acceptance and cancellation of any options tendered for exchange, in each case, subject to Rule 13e-4(f)(5) under the Exchange Act, if at any time on or after October 24, 2001 and before the expiration date, we determine that any of the following events has occurred and, in our reasonable judgment the occurrence of the event makes it inadvisable for us to proceed with the offer or to accept and cancel options tendered for exchange:

     (a) Any threatened, instituted or pending action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, domestic or foreign, before any court, authority, agency or tribunal that directly or indirectly challenges the making of the offer, the acquisition of some or all of the tendered options pursuant to the offer, the issuance of new options, or otherwise relates in any manner to the offer or that, in our reasonable judgment, could materially and adversely affect the business, condition (financial or other), income, operations or prospects of Radiant or our subsidiaries, or otherwise materially impair in any way the contemplated future conduct of our b usiness or the business of any of our subsidiaries or materially impair the benefits that we believe we will receive from the offer;

     (b) Any action is threatened, pending or taken, or any approval is withheld, or any statute, rule, regulation, judgment, order or injunction is threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the offer or us or any of our subsidiaries, by any court or any authority, agency or tribunal that, in our reasonable judgment, would or might directly or indirectly:

          (1) Make the acceptance for exchange of, or issuance of new options for, some or all of the tendered options illegal or otherwise restrict or prohibit consummation of the offer or otherwise relates in any manner to the offer;

          (2) Delay or restrict our ability, or render us unable, to accept for exchange, or issue new options for, some or all of the tendered options;


          (3)  [Intentionally deleted]; or

          (4) Materially and adversely affect the business, condition (financial or other), income, operations or prospects of us or our subsidiaries, or otherwise materially impair in any way the contemplated future conduct of our busine ss or the business of any of our subsidiaries;

     (c) Any change in generally accepted accounting standards which could or would require us for financial reporting purposes to record compensation expense against our earnings in connection with the offer;

     (d) A tender or exchange offer with respect to some or all of our common stock, or a merger or acquisition proposal for us, is proposed, announced or made by another person or entity or is publicly disclosed; or

     (e) Any change or changes occurs in our business, condition (financial or other), assets, income, operations, prospects or stock ownership or in that of our subsidiaries that, in our reasonable judgment, is or may be material to us or our subsidiaries or materially impairs or may materially impair the benefits that we believe we will receive from the offer.

     The conditions to the offer are for our benefit. We may assert them in our discretion regardless of the circumstances giving rise to them prior to the expiration date. We may waive them, in whole or in part, at any time and from time to time prior to the expiration date, in our discretion, whether or not we waive any other condition to the offer. Our failure at any time to exercise any of these rights will not be deemed a waiver of any such rights. The waiver of any of these rights with respect to particular facts and circumstances is not a waiver with respect to any other facts and circumstances. Any determination we make concerning the events described in this Section 6 will be final and binding upon everyone.

7.   Price Range Of Common Stock Underlying The Options.

     Our common stock is quoted on the Nasdaq National Market under the symbol "RADS." The following table shows, for the periods indicated, the high and low closing sales prices per share of our common stock as reported by the Nasdaq National Market.

                                                     High             Low
                                                --------------   -------------
Quarter ended September 30, 2001                  $    16.18       $     7.75
Quarter ended June 30, 2001                       $    18.90       $   10.563
Quarter ended March 31, 2001                      $    23.25       $    17.00
Quarter ended December 31, 2000                   $   29.125       $    17.00
Quarter ended September 30, 2000                  $    25.00       $    16.25
Quarter ended June 30, 2000                       $    42.00       $   12.625
Quarter ended March 31, 2000                      $    79.50       $   21.583
Quarter ended December 31, 1999                   $   31.333       $    9.333

     As of October 22, 2001, the last reported sale price of our common stock, as reported by the Nasdaq National Market, was $5.87 per share. We recommend that you obtain current market quotations for our common stock before deciding whether to tender your options.

8.   Source And Amount Of Consideration; Terms Of New Options.

     Consideration.  We will issue new options to purchase common stock under
     -------------
the Option Plan in exchange for outstanding eligible options properly tendered and accepted for exchange by us. The number of shares of common stock subject to new options to be granted to each option holder will be equal to the number of shares subject to the options tendered by such option holder and accepted for exchange, subject to adjustments for any stock splits, stock dividends and similar events. If we receive and accept tenders of all outstanding eligible options, we expect to grant new options to purchase a total of 2,538,767 shares of our common stock. Our Leadership Team members are not eligible to participate in the offer. The options subject to this offer to exchange represent approximately 51% of the total options outstanding under our Option Plan as of October 23, 2001.

     Terms of New Options.  The new options will be issued under the Option
     --------------------
Plan. A new option agreement will be entered into between us and each option holder who has tendered options in the offer. The new option agreements will be substantially the same as the form option agreements attached as Exhibit (d)(5) to the Tender Offer Statement on Schedule TO that we filed with the SEC on October 24, 2001. Except with respect to the exercise price, the date the vesting begins, the vesting period and certain other terms specified in the offer, the terms and conditions of the new options will be substantially the same as the terms and conditions of the options tendered for exchange. The material terms of the Option Plan are described below. Because we will not grant new options until at least six months and a day after the date we cancel the tendered options, the new options may have a higher exercise price than some or all of the tendered options.

     The issuance of new options under this offer will not create any contractual or other right of the recipients to receive any future grants of stock options or benefits in lieu of stock options or any right of continued employment.

     The following description summarizes the material terms of our Option Plan and the options granted under them. This description is only a summary, and may not be complete. For complete information please refer to the copies of the Option Plan and the new option agreements that have been filed with the SEC as exhibits to the Tender Offer Statement on Schedule TO. You may also contact us at Radiant Systems, Inc., Attention: Hilary Love, 3925 Brookside Parkway, Alpharetta, Georgia 30022 (telephone: (770) 576-6337, facsimile: (770) 360-7589 and e-mail: hlove@radiantsystems.com) to request copies of the Option Plan or the forms of the new option agreements, which will be provided at our expense.

     General Information.  The Option Plan provides the maximum number of shares
     -------------------
issuable pursuant to the exercise of options currently may not exceed 13,000,000 shares.

     The Option Plan permits the granting of options intended to qualify as incentive options under the Code and the granting of options that do not qualify as incentive options.

     Administration.  The Option Plan is administered by the compensation
     --------------
committee of our board of directors. The compensation committee is composed of a majority of "nonemployee directors" as defined in Rule 16b-3 under the Exchange Act and "outside directors" for purposes of Section 162(m) of the Code. The members of the compensation committee are appointed from time to time by our board of directors and may be removed at any time by the board. Vacancies in the compensation committee are filled by the board.

     Term.  Under the Option Plan, the term of each option will be determined by
     ----
the compensation committee and may generally not exceed 10 years from the date of grant (or five years with respect to 10% shareholders). The new options to be granted pursuant to the offer will have a term equal to the term of the options being exchanged for such new option, which generally is 10 years.

     Exercise Price.  The exercise price of each option will be determined by
     --------------
the compensation committee. In the case of an incentive stock option, the exercise price may not be less than 100% of the fair market value of a share of our common stock on the grant date. For 10% shareholders, the exercise price of an incentive stock option may not be less than 110% of the fair market value of a share of common stock on the date the option is granted. The exercise price of the new options to be granted pursuant to the offer will be equal to the fair market value of our common stock on the grant date, which will be determined by the last reported sale price during regular trading hours of our common stock on the Nasdaq National Market on the grant date.

     Termination.  Options issued under the Option Plan generally will expire 10
     -----------
years after the grant date. Unless your option agreement otherwise provides, options granted pursuant to the Option Plan are subject to the following termination provisions. Options will terminate following the termination of your employment for any reason other than disability or death, unless the options are exercised, to the extent that they were exercisable immediately before such termination, before the earlier of (i) three (3) months following your termination or (ii) the end of the option period. In the event that the termination of your employment is by reason of disability or death while you are an employee, you, or your executors, administrators, legatees or distributees of your estate, may exercise your options to the extent that they were exercisable on the date of your employment termination, before the earlier of (i) the end of the 12-month period after your termination; or (ii) the end of the option period.

     Vesting and Exercise.  The compensation committee has the authority to
     --------------------
determine at what time or times each option may be exercised and the period of time, if any, after retirement, death, disability or termination of employment during which options may be exercised. The new options granted pursuant to the offer generally will vest in one-third increments on each of the first three anniversary dates of the grant date.

     Payment of Exercise Price.  You may exercise your options by delivery of a
     -------------------------
written notice to us on any business day at the address listed on your exercise notice, which specifies the number of shares for which the option is being purchased and which is accompanied by payment in full of the purchase price. The permissible methods of payment of the option exercise price generally are the following:

     .  cash;

     . delivery of shares of our common stock which have been owned by the option holder for no less than six months and otherwise are acceptable to the compensation committee; or

     .  a combination of these methods as elected by you.

     Amendment of the Option Plan.  Our board may amend or terminate the Option
     ----------------------------
Plan at any time and in any manner, subject to certain restrictions.

     No Shareholder Rights and Employment Rights.  A participant shall have no
     -------------------------------------------
shareholder rights with respect to the shares of our common stock subject to his or her outstanding options until such shares are purchased in accordance with the provisions of the Option Plan. Nothing in the Option Plan confers upon the participant any right to continue in our employ. The offer does not involve any guarantee of employment for any period. Your employment with Radiant or one of our subsidiaries remains "at will" and may be terminated at any time by either you or Radiant (or one of our subsidiaries, as applicable), with or without cause or notice, subject to the provisions of applicable law.

     Transferability of Options.  Incentive options are not transferable other
     --------------------------
than by will or the laws of intestate succession. Nonqualified options granted under the Option Plan are not transferable other than by will or the laws of intestate succession, except as may be permitted by the compensation committee in a manner consistent with the registration provisions of the Securities Act of 1933, as amended (the "Securities Act"). In addition, options (except in the case of a permitted nonqualified option transfer) may be exercised during your lifetime only by you or your guardian or legal representative.

     Registration of Option Shares.  All shares of common stock issuable upon
     -----------------------------
exercise of options under the Option Plan, including the shares that will be issuable upon exercise of all new options to be granted pursuant to the offer, have been registered under the Securities Act on a registration statement on Form S-8 filed with the SEC. Unless you are one of our affiliates, you will be able to sell your option shares free of any transfer restrictions under applicable securities laws.

     Tax Consequences.  You should refer to Sections 13 and 14 for a discussion
     ----------------
of the U.S. federal income tax and foreign tax consequences of accepting or rejecting the new options under this offer to exchange. Whether you are an employee based inside or outside of the United States, we recommend that you consult with your own tax adviser to determine the tax consequences of this transaction under the laws of the country in which you live and work.

     Our statements in this offer to exchange concerning the Option Plan and the new options are merely summaries and do not purport to be complete. The statements are subject to, and are qualified in their entirety by reference to, all provisions of our Option Plan and the form of option agreement under the Option Plan. Please refer to copies of the Option Plan and the new option agreement that have been filed with the SEC as exhibits to the Tender Offer Statement on Schedule TO. You may also contact Hilary Love, Stock Plan Administrator, at Radiant Systems, Inc., 3925 Brookside Parkway, Alpharetta, Georgia 30022 (telephone: (770) 576-6337) to receive copies of the Option Plan and the form of option agreement thereunder. We will promptly furnish you copies of these documents at our expense.

9.   Information Concerning Radiant Systems, Inc.

     We provide enterprise-wide technology solutions to businesses that serve the consumer. We offer fully integrated retail automation solutions including point of sale systems, consumer-activated ordering systems, back office management systems, headquarters-based management systems and Web-enabled decision support systems. Our products provide integrated, end-to-end solutions that span from the consumer to the supply chain. Our products enable retailers to interact electronically with consumers, capture data at the point of sale, manage site operations, analyze data, communicate electronically with their sites, and interact with vendors through electronic data interchange and Web-based marketplaces. We also develop and market a variety of intelligent, Windows CE based devices that are specific to the retail industry. In addition, we offer professional services focusing on technical implementation, process improvement and change management as well as hardware maintenance services and 24-hour help desk support.

     Certain retail markets require many of the same product features and functionality. As a result, we believe we can continue to leverage our existing technology across various retail markets with limited incremental product development efforts. Moreover, management believes the Internet will provide an important opportunity for us to better serve our clients and offer increased functionality at a lower total cost. In 1999, we began developing our new generation of management systems products-- WAVE(TM). This product architecture is designed to combine and expand the functionality of our Site Management Systems and Headquarter-Based Management Systems. Our architecture and platforms for these products are entirely web-based, which we believe will enable us to increase the functionality while decreasing the costs of implementing and maintaining technology solutions for retailers. Additionally, we have extended our WAVE technology to include web-enabled, centrally hosted management software and integrated purchasing software. Management believes that these products will strengthen our offerings by providing integrated, end-to-end solutions that span from the consumer to the supply chain. Further, our architecture and platforms for WAVE are entirely web-based, which we believe will enable us to increase the functionality while decreasing the costs of implementing and maintaining technology solutions for retailers. For example, retailers will be able to utilize a labor-scheduling application to more efficiently manage labor costs.

     We intend to offer our WAVE software primarily through the application service provider, or "ASP," delivery model. In the ASP delivery model, we will remotely host applications from an off-site central server that users can access over dedicated lines, virtual private networks or the Internet. Additionally, our plan to offer the product through installations directly in client locations
as "client-hosted" systems.   We also intend to offer Internet solutions that
will allow clients to utilize the Internet to enhance site management and conduct business-to-business e-commerce. We are continuing to develop our WAVE solution and to establish strategic relationships to facilitate these product offerings. Management expects WAVE to be generally released in early 2002.

     In connection with our strategy to develop ASP-delivered products, in April 2000 we began converting certain new and existing products to a subscription-based pricing model. Under this subscription-pricing model, clients will pay a fixed, monthly fee for use of WAVE and the necessary hosting services to utilize those applications and solutions. This represents a change in our historical pricing model in which clients were charged an initial licensing fee for use of our products and continuing maintenance and support during the license period. We began offering our products and services on the subscription-pricing model in the second quarter of 2000. We will initially continue to derive a majority of our revenue from our traditional sales model of one-time software license revenues, hardware sales and software maintenance and support fees that will be paid by existing clients. However, as a result of the transition to the subscription-pricing model and the decline of revenues from legacy site management and headquarter management solutions, we expect to see a decline in the one-time revenues from software license fees and hardware sales, replaced over time by monthly subscription fees. In addition, we expect revenue from maintenance and support from existing clients to decline and to be replaced by subscription fees as existing clients convert to the subscription-pricing model. We expect the percentage of revenue that is recurring in nature to increase substantially as a result of the change to a subscription-pricing model.

     Our principal executive offices are located at 3925 Brookside Parkway, Alpharetta, Georgia 30022 and our telephone number at that address is (770) 576-6000.

     The financial statements included in our annual report on Form 10-K for the fiscal year ended December 31, 2000 and quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2001 are incorporated herein by reference. See "Additional Information" below for instructions on how you can obtain copies of our SEC filings, including filings that contain our financial statements.

The following table summarizes certain of our historical consolidated financial data.

                                                                             Year Ended December 31,
                                                          -----------------------------------------------------
(in thousands, except per share data)                           2000       1999       1998       1997      1996
                                                          -----------------------------------------------------
Statement of Operations Data:
Revenues:
 System sales                                               $ 79,987   $ 91,946   $ 59,400   $ 66,798   $35,888
 Client support, maintenance and other services               48,057     37,720     23,535     11,205     5,055
                                                          -----------------------------------------------------
   Total revenues                                            128,044    129,666     82,935     78,003    40,943
Cost of revenues:
 System sales                                                 39,620     46,001     28,877     34,019    22,270
 Client support, maintenance and other services               37,356     29,989     20,288     10,298     5,465
                                                          -----------------------------------------------------
   Total cost of revenues                                     76,976     75,990     49,165     44,317    27,735
                                                          -----------------------------------------------------
Gross profit                                                  51,068     53,676     33,770     33,686    13,208
Operating expenses:
 Product development                                          11,030     11,125     11,199      6,897     3,328
 Sales and marketing                                          12,720     12,302     11,730      5,819     1,487
 Depreciation and amortization                                 7,706      6,057      4,665      2,384       948
 Acquisition and other non-recurring charges                      --         --      1,276     30,086     3,930
 General and administrative                                   15,818     13,204     12,360      9,059     5,664
                                                          -----------------------------------------------------
Income (loss) from operations                                  3,794     10,988     (7,460)   (20,559)   (2,149)
Interest (income)expense, net                                 (3,240)    (1,613)    (1,800)      (989)      712
Minority interest in earnings of PrysmTech                        --         --         --         --       628
                                                          -----------------------------------------------------
Income (loss) before income taxes and extraordinary items      7,034     12,601     (5,660)   (19,570)   (3,489)
Income tax provision (benefit)(1)                              1,773      4,992     (2,265)      (212)   (1,333)
Extraordinary items, net of taxes(2)(3)                       (1,520)        --         --        131        --
                                                          -----------------------------------------------------
Net income (loss)                                           $  6,781   $  7,609   $ (3,395)  $(19,489)  $(2,156)
                                                          =====================================================
Basic income (loss) per share:
Income (loss) before extraordinary items                    $   0.19   $   0.31   $  (0.14)  $  (0.99)  $ (0.17)
 Extraordinary gain (loss) on early extinguishment of debt      0.05         --         --      (0.01)       --
                                                          -----------------------------------------------------
Total basic income (loss) per share (4)(5)                  $   0.24   $   0.31   $  (0.14)  $  (1.00)  $ (0.17)
                                                          =====================================================
Diluted income (loss) per share:
Income (loss) before extraordinary item                     $   0.18   $   0.28   $  (0.14)  $  (0.99)  $ (0.17)
 Extraordinary gain (loss) on early extinguishment of debt      0.05         --         --      (0.01)       --
                                                          -----------------------------------------------------
Total diluted income (loss) per share (4)(5)                $   0.23   $   0.28   $  (0.14)  $  (1.00)  $ (0.17)
                                                          =====================================================

 Weighted average shares outstanding:
   Basic (4)(5)                                               27,294     24,630     23,985     19,536    12,450
                                                          =====================================================
   Diluted (4)(5)                                             29,791     27,519    23, 985     19,536    12,450
                                                          =====================================================

                                                                                          December 31,
                                                         --------------------------------------------------------------------
                                                                   2000          1999         1998         1997          1996
                                                         --------------------------------------------------------------------
Balance Sheet Data:
Working capital                                                $ 70,882      $ 65,947      $47,329      $57,259       $   812
Total assets                                                    131,261       111,999       84,166       93,515        14,616
Long-term debt and shareholder loan,
 including current portion                                           --         4,355        4,267        4,728         9,174
Shareholders' equity (deficit)                                  108,387        85,935       69,245       71,021        (4,500)

(1) As a result of its election to be treated as an S Corporation for income tax purposes, prior to completion of its initial public offering in February 1997, we were not subject to federal or state income taxes. For periods prior to the termination of the S Corporation status, pro forma net income amounts include additional income tax benefits determined by applying our anticipated statutory tax rate to pretax income (loss), adjusted for permanent tax differences. From February (C Corporation inception) until December 31, 1997, we did not record a tax benefit, primarily due to nondeductible purchased research and development costs. A tax benefit was recorded in 1998 due to the net operating loss for the year. See Note 7 to the consolidated financial statements.
(2) During 1997, we recorded a loss from early extinguishment of debt of 131,000, net of income tax.
(3) During 2000, we recorded a gain on early extinguishment of debt of approximately $1.5 million, net of income tax.
(4) In 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS 128"), effective for fiscal years ending after December 15, 1997. We adopted the new guidelines for the calculation and presentation of earnings per share, and all prior periods have been restated.
(5) On April 1, 2000 we effected a 3-for-2 stock split. As such, all historical shares and weighted average shares have been restated to account for this split.

     The ratio of earnings to fixed charges for the years ended December 31, 2000 and 1999 were 39.8x and 32.0x, respectively, and were computed by dividing earnings (income from continuing operations before income taxes and extraordinary gain, adjusted for fixed charges) by fixed charges. Fixed charges included interest incurred on long-term debt and the interest factor deemed to be included in lease expense. For the nine months ended September 30, 2001, the Company incurred significant pretax losses. Consequently, earnings during this period were not sufficient to cover our fixed charges which totaled approximately $233,000 for the nine months ended September 30, 2001.

     The book value of our common stock as of September 30, 2001 was $3.83.

10. Interests Of Directors And Officers; Transactions And Arrangements Concerning The Options.

     A list of our directors and executive officers is attached to this offer to exchange as Schedule A. As of October 22, 2001, our executive officers and directors as a group beneficially owned options outstanding under the Option Plan to purchase a total of 2,460,509 shares of our common stock, which represented approximately 49% of the shares subject to all options outstanding under the Option Plan as of that date. None of these options to purchase shares of common stock are eligible to be tendered in the offer.

     There have been no transactions in options to purchase our common stock or in our common stock which were effected during the past 60 days by Radiant or, to our knowledge, by any executive officer, director, affiliate or subsidiary of Radiant, except for the following: (1) ordinary course purchases by employee participants under our Employee Stock Purchase Plan; and (2) ordinary course grants of stock options to employees who are not executive officers.

11. Status Of Options Acquired By Us In The Offer; Accounting Consequences Of The Offer.

     Options we acquire pursuant to the offer will be cancelled and the shares of common stock subject to those options will be returned to the pool of shares available for grants of new options under the Option Plan and for issuance upon the exercise of such new options or the grant of other stock-based awards. To the extent such shares are not fully reserved for issuance upon exercise of the new options to be granted in connection with the offer, the shares will be available for future awards to employees and other eligible plan participants without further shareholder action, except as required by applicable law, regulation or the rules of the Nasdaq National Market or any other securities quotation system or any stock exchange on which our common stock is then quoted or listed.

     We believe that we will not incur any compensation expense solely as a result of the transactions contemplated by this offer because:

     . we will not grant any new options until a business day that is at least six months and one day after the date that we accept and cancel options tendered for exchange;

     . the exercise price of all new options will equal the market value of the common stock on the date we grant the new options;

     . we will require any option holder who tenders options in the offer to tender all options that he or she received during the six months immediately prior to the date on which the offer expires if those options have an exercise price lower than the exercise price of the options he or she tendered in the offer; and

     . we will defer the grant of any other options to which an option holder who tendered options in the offer may be entitled until after the date on which we grant the new options.

12.  Legal Matters; Regulatory Approvals.

     We are not aware of any license or regulatory permit that appears to be material to our business that might be adversely affected by our exchange of options and issuance of new options as contemplated by the offer, or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of our options as contemplated herein. Should any such approval or other action be required, we presently contemplate that we will seek such approval or take such other action. We are unable to predict whether we may determine that we are required to delay the acceptance of options for exchange pending the outcome of any such matter. We cannot assure you that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to our business. Our obligation under the offer to accept tendered options for exchange and to issue new options for tendered options is subject to conditions, including the conditions described in Section 6.

13.  Material U.S. Federal Income Tax Consequences.

     The following is a general summary of the material U.S. federal income tax consequences of an exchange of options pursuant to the offer. This discussion is based on the Code, its legislative history, Treasury Regulations and administrative and judicial interpretations as of the date of the offer, all of which are subject to change, possibly on a retroactive basis. This summary does not discuss all of the tax consequences that may be relevant to you in light of your particular circumstances, nor is it intended to be applicable in all respects to all categories of option holders. This summary assumes that no option holder has paid any consideration for any options.

     We believe that the exchange of outstanding incentive or nonqualified stock options for new options will be treated as a non-taxable exchange and that you will not be required to recognize income for U.S. federal income tax purposes either at the time you tender your existing options for exchange or at the date of grant of the new options.

     If you tender incentive stock options and those options are accepted for exchange, the new options will be granted as incentive stock options to the maximum extent they qualify. Among other requirements, for options to qualify as incentive stock options, the value of shares subject to options that first become exercisable by the option holder in any calendar year cannot exceed $100,000, as determined using the fair market value of the stock subject to the option as of the grant date. Any excess value is deemed to be subject to a non-qualified stock option.

     You should note that there is a risk that any incentive stock option you hold may be affected, even if you do not participate in the exchange. We believe that the option exchange program will not change any of the terms of your existing options for U.S. federal income tax purposes if you do not participate in the option exchange program. However, the IRS may characterize your right to tender your existing incentive stock options under the option exchange program as a "modification" of those incentive stock options, even if you decline to participate. A successful assertion by the IRS that your incentive stock options are modified could extend the holding period required for an incentive stock option to qualify for favorable tax treatment. Accordingly, to the extent you dispose of your incentive stock option shares prior to the lapse of the new extended holding period, your incentive stock option could be taxed similarly to a nonqualified stock option.

     U.S. Federal Income Tax Consequences for Outstanding Incentive Stock
     --------------------------------------------------------------------
Options.  Under the provisions of Section 422 of the Code, you will not
-------
recognize taxable income on the grant to you or the exercise by you of an incentive stock option. You will be taxed only when the stock acquired upon exercise of the incentive stock option is sold or otherwise disposed of in a taxable transaction. If at the time of the sale or disposition you have held the shares for the required holding period (the later of (i) two years from the date the option was granted or (ii) one year from the date of the transfer of the shares to you upon exercise of the option), you will recognize long-term capital gain or loss, as the case may be, based upon the difference between the exercise price and the net proceeds of the sale. However, if you dispose of the shares before the end of the required holding period, you will recognize ordinary income on the disposition in an amount equal to the lesser of (a) the amount of gain on the sale or other disposition; or (b) the amount by which the fair market value of the shares on the date of exercise exceeded the option exercise price, with any excess gain being capital gain, long-term or short-term, depending on whether or not you had held the shares for more than one year on the date of the sale or disposition. If at the time of exercise the option is no longer eligible for treatment as an incentive stock option (e.g., because the option is exercised more than three months after your employment with Radiant terminates, unless the termination results from death or disability), the option will be considered a nonqualified stock option, and the exercise of the option will result in the tax consequences described below. The references above to capital gain or loss treatment assume that you hold the option shares as a capital asset. A sale or other disposition which results in your recognition of ordinary income will also result in a corresponding income tax deduction for Radiant.

     Despite the deferral of regular income tax liability provided by incentive stock options, the excess of the fair market value of shares acquired through the exercise of an incentive stock option over the exercise price is taken into account in computing alternative minimum taxable income. As a result, the exercise of an incentive stock option could result in the imposition of an alternative minimum tax liability.

     U.S. Federal Income Tax Consequences of Nonqualified Stock Options.  Under
     ------------------------------------------------------------------
current law, you generally do not realize taxable income upon the grant of a nonqualified stock option. However, when you exercise the option, the difference between the exercise price of the option and the fair market value of the shares subject to the option on the date of exercise will be treated as taxable compensation income to you, and you will be subject to withholding of income and employment taxes at that time. We will generally be entitled to a deduction equal to the amount of compensation income taxable to you.

     The subsequent sale by you of shares acquired pursuant to the exercise of a nonqualified stock option generally will give rise to capital gain or loss equal to the difference between the sale price and the sum of the exercise price paid for the shares plus the ordinary income recognized with respect to the shares. The capital gain or loss will be treated as long-term capital gain or loss if you held the shares for more than one year following exercise of the option.

     We strongly recommend that you consult your own tax adviser with respect to the federal, state and local tax consequences of participating in the offer.

14.  Certain Tax Consequences For Non-U.S.-Based Employees.

     Where you are an Australian resident employee the exchange of options will be an event which may require you under the Australian Income Tax provisions to calculate whether any assessable income arises from the exchange of the options.

     Options issued under the Option Plan are `qualifying rights' for Australian Income Tax purposes. How the Australian Income Tax law will apply if you exchange your options, is dependant upon whether you elected to be assessed in the year of grant for the discount benefit arising from the grant of the options. If you did not make the election there would not have been any discount benefit included in your assessable income in the year of grant. The inclusion of the discount being delayed until the year of exercise of the option.

     Where you elected to include the discount as income in the year of grant there should not be any amount required to be included in your assessable income from the disposal of the options. It is likely a capital loss equal to the amount included in your assessable income will be created during the year of the exchange of the options.

     If you did not make the election then the exchange of the options will be the time at which the discount is required to be calculated. If the exercise price of the options disposed of is more than the market price of the common stock, then for Australian taxation purposes the options will be deemed to have a market price of nil. Accordingly, there should not be any amount required to be included in your assessable income from the option disposal. The option disposal should not give rise to any capital gain or loss.

     The replacement options to be received by you under the exchange of options program will be `qualifying rights' for Australian Tax purposes. Upon the receipt of the replacement options you will be permitted to delay the time at which you are required to include the discount benefit on the replacement options to a later tax year. Alternatively, you may make the election to have the discount calculated at the time of issue and to have the discount included in your assessable income for the year of grant of the options.

     The summary as to how the Australian Tax laws may apply to you cannot be taken to be complete advice due to the complexity of the taxation laws. You should therefore considering obtaining your own independent advice as to the operation of the Australian Tax laws.

15.  Extension Of Offer; Termination; Amendment.

     We expressly reserve the right, in our discretion at any time and from time to time, to extend the period of time during which the offer is open and delay accepting any options tendered to us by publicly announcing the extension and giving oral or written notice of the extension to the option holders and making a public announcement thereof. If the offer is extended, then the grant date of the new options will also be extended.

     We also expressly reserve the right, in our reasonable judgment, prior to the expiration date to terminate or amend the offer and to postpone our acceptance and cancellation of any options tendered for exchange upon the occurrence of any of the conditions specified in Section 6, by giving oral or written notice of such termination or postponement to the option holders and making a public announcement thereof. Our reservation of the right to delay our acceptance and cancellation of options tendered for exchange is limited by Rule 13e-4(f)(5) promulgated under the Exchange Act, which requires that we must pay the consideration offered or return the options tendered promptly after termination or withdrawal of a tender offer.

     Subject to compliance with applicable law, we further reserve the right, in our discretion, and regardless of whether any event set forth in Section 6 has occurred or is deemed by us to have occurred, to amend the offer in any respect, including, without limitation, by decreasing or increasing the consideration offered in the offer to option holders or by decreasing or increasing the number of options being sought in the offer.

     Amendments to the offer may be made at any time and from time to time by public announcement of the amendment. In the case of an extension, the amendment must be issued no later than 9:00 a.m., Eastern time, on the next business day after the last previously scheduled or announced expiration date. Any public announcement made pursuant to the offer will be disseminated promptly to option holders in a manner reasonably designated to inform option holders of such change. Without limiting the manner in which we may choose to make a public announcement, except as required by applicable law, we have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a press release to the Dow Jones News Service.

     If we materially change the terms of the offer or the information concerning the offer, or if we waive a material condition of the offer, we will extend the offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(3) under the Exchange Act. These rules require that the minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer, other than a change in price or a change in percentage of securities sought, will depend on the facts and circumstances, including the relative materiality of such terms or information.

16.  Fees And Expenses.

     We will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of options pursuant to this offer to exchange.
You will be responsible for any expenses incurred by you in connection with your election to participate in this offer, including, but not limited to, mailing, faxing and telephone expenses, as well as any expenses associated with any tax, legal or other advisor consulted or retained by you in connection with this offer.

17.  Additional Information.

     We have filed with the SEC a Tender Offer Statement on Schedule TO, of which this offer to exchange is a part, with respect to the offer. This offer to exchange does not contain all of the information contained in the Schedule TO and the exhibits to the Schedule TO. We recommend that you review the Schedule TO, including its exhibits and any amendments, and the following materials which we have filed with the SEC before making a decision on whether to tender your options:

     (a) Our Annual Report on Form 10-K for the year ended December 31, 2000, filed with the SEC on April 2, 2001;

     (b) Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2001, filed with the SEC on August 14, 2001; and

     (c) The description of our common stock contained in our registration statement on Form 8-A filed with the SEC on January 27, 1997.

     These filings, our other annual, quarterly and current reports, our proxy statements and our other SEC filings may be examined, and copies may be obtained, at the following SEC public reference rooms:

     450 Fifth Street, N.W.                       500 West Madison Street
     Room 1024                                    Suite 1400
     Washington, D.C. 20549                       Chicago, Illinois 60661

     You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public on the SEC's Internet site at http://www.sec.gov.

     Our common stock is quoted on the Nasdaq National Market under the symbol "RADS," and our SEC filings can be read at the following Nasdaq address:

     Nasdaq Operations
     1735 K Street, N.W.
     Washington, D.C. 20006

     We will also provide without charge to each person to whom a copy of this offer to exchange is delivered, upon the written or oral request of any such person, a copy of any or all of the documents to which we have referred you, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to:

     Radiant Systems, Inc.
     Attention: Hilary Love, Stock Plan Administrator
     3925 Brookside Parkway
     Alpharetta, Georgia  30022
     Telephone: (770) 576-6337
     Facsimile: (770) 360-7589
     E-mail: hlove@radiantsystems.com

     between the hours of 9:00 a.m. and 4:00 p.m., Atlanta, Georgia local time. As you read the documents listed in Section 17, you may find some inconsistencies in information from one document to another. Should you find inconsistencies between the documents, or between a document and this offer to exchange, you should rely on the statements made in the most recent document. The information contained in this offer to exchange about Radiant should be read together with the information contained in the documents to which we have referred you.

18.  Forward Looking Statements; Miscellaneous.

     This offer to exchange and our SEC reports referred to above contain certain forward-looking statements, including or related to our future results, including certain projections and business trends. Assumptions relating to forward-looking statements involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. When used in this offer to exchange, the words "estimate," "project," "intend," "believe" and "expect" and similar expressions are intended to identify forward-looking statements. Although we believe that assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate, and we may not realize the results contemplated by the forward-looking statement. Management decisions are subjective in many respects and susceptible to interpretations and periodic revisions based on actual experience and business developments, the impact of which may cause us to alter our business strategy or capital expenditure plans that may, in turn, affect our results of operations. In light of the significant uncertainties inherent in the forward-looking information included in this offer to change, you should not regard the inclusion of such information as our representation that we will achieve any strategy, objectives or other plans. The forward-looking statements contained in this offer to exchange speak only as of the date of this offer to exchange, and we have no obligation to update publicly or revise any of these forward-looking statements.

     These and other statements, which are not historical facts, are based largely on management's current expectations and assumptions and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those contemplated by such forward-looking statements. These risks and uncertainties include, among others, those found in our Annual Report on Form 10-K for the year ended December 31, 2000, which risks are incorporated herein by reference.

     We are not aware of any jurisdiction where the making of the offer is not in compliance with applicable law. If we become aware of any jurisdiction where the making of the offer is not in compliance with any valid applicable law, we will make a good faith effort to comply with such law. If, after such good faith effort, we cannot comply with such law, the offer will not be made to, nor will tenders be accepted from or on behalf of, the option holders residing in such jurisdiction.

     We have not authorized any person to make any recommendation on our behalf as to whether you should tender or refrain from tendering your options pursuant to the offer. You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to give you any information or to make any representations in connection with the offer other than the information and representations contained in this document or in the related letter of transmittal. If anyone makes any recommendation or representation to you or gives you any information, you must not rely upon that recommendation, representation or information as having been authorized by us.

                                        RADIANT SYSTEMS, INC.


October 24, 2001

                                  SCHEDULE A

                            INFORMATION CONCERNING
                     THE DIRECTORS AND EXECUTIVE OFFICERS
                           OF RADIANT SYSTEMS, INC.

     The directors and executive officers of Radiant Systems, Inc. and their positions and offices as of October 23, 2001, are set forth in the following table:

Name                               Positions and Offices Held
----                               --------------------------

Erez Goren                         Co-Chairman of the Board of Directors and
                                   Chief Executive Officer

Alon Goren                         Co-Chairman of the Board of Directors and
                                   Chief Technology Officer

John H. Heyman                     Executive Vice President, Chief Financial
                                   Officer and Director

Andrew S. Heyman                   Executive Vice President and President -
                                   Radiant Systems Division

Carlyle M. Taylor                  Executive Vice President and President -
                                   Radiant Computer Products Division

James S. Balloun                   Director

Evan O. Grossman                   Director

J. Alexander M. Douglas, Jr.       Director


The address of each director and executive officer is: c/o Radiant Systems, Inc., 3925 Brookside Parkway, Alpharetta, Georgia 30022.

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